SECURITIES A[illegible]
Wa[illegible]

08030890

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45624

SEC Mail Processing Section

MAR [illegible]

Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delta Dividend Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Montgomery Street, Suite 426

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gale **(415) 263-8908**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **David Gale**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Delta Dividend Group, Inc.** as of **December 31, 2007**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

David Gale
Signature

President
Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 28 day of March 2008

Leah M. Rescate
Notary Public

LEAH M. RESCATE
Commission # 1632250
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR [illegible]

Washington, DC
104

DELTA DIVIDEND GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Board of Directors of
Delta Dividend Group, Inc.

We have audited the accompanying statement of financial condition of Delta Dividend Group, Inc. (the "Company"), including the condensed schedule of investments, as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
March 26, 2008

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

DELTA DIVIDEND GROUP, INC.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 1,572,914
Receivable from broker-dealers and clearing organizations	3,317,071
Securities owned, at fair value	6,886,665
Cash surrender value of life insurance	194,753
Other assets	42,952
Total Assets	$ 12,014,355

Liabilities and Stockholders' Equity

Liabilities:	
Securities sold short, at fair value	$ 1,001,154
Payable to broker-dealers and clearing organizations	101,608
Notes payable - stockholder	1,813,739
Accrued expenses	90,836
Deferred tax liabilities	1,094,260
Total Liabilities	4,101,597
Stockholders' Equity:	
Common stock	5,500
Preferred stock	6
Additional paid-in capital	899,418
Retained earnings	7,007,834
Total Stockholders' Equity	7,912,758
Total Liabilities and Stockholders' Equity	$ 12,014,355

See Accompanying Notes to Statement of Financial Condition

DELTA DIVIDEND GROUP, INC.
Condensed Schedule of Investments
December 31, 2007

	Cost	Fair Value	Fair Value as a Percent of Stockholders' Equity
Securities owned			
Common stocks			
United States			
Telecommunications	$ 204,138	$ 250,912	3.17 %
Basic Materials	49,926	282,427	3.57
Consumer, cyclical	128,590	237,600	3.00
Industrial	112,845	124,200	1.57
Consumer Goods	9,807	9,277	0.12
Financial	79,425	65,957	0.83
Insurance	52,222	52,470	0.66
Other	3,501	265	0.00
Total Common Stock - United States	640,454	1,023,108	12.94
Preferred stocks - United States			
Appliances	86,725	200	0.00
Consumer Goods	223,267	110,000	1.39
Financial			
Auction Pass Through Trust Class A (3 shares)	555,754	675,000	8.53
Other	394,450	337,658	4.27
Industrial Goods			
Smurfit-Stone Container Corporation Series A (85,201 shares)	1,443,131	1,705,628	21.56
Communications	14,945	15,750	0.20
Total preferred stocks	2,718,272	2,844,236	35.95
Unit investment trusts - United States			
Street Tracks Gold Trust (25,000 shares)	1,119,775	2,061,500	26.05
Thai Capital Fund Inc. (67,040 shares)	290,678	911,074	11.51
Total unit investment trusts	1,410,453	2,972,574	37.57
Options - United States	87,184	31,400	0.40
Other	17,922	15,347	0.19
Total securities owned	$4,874,285	$ 6,886,665	87.03 %

continues on next page

See Accompanying Notes to Statement of Financial Condition

continued from previous page

	Proceeds	Fair Value	Fair Value as a Percent of Stockholders' Equity
Securities sold short			
Common stocks - United States			
Basic Materials	$ 341,998	$ 316,800	4.00 %
Consumer, non-cyclical	379,216	159,068	2.01
Industrial Goods	98,688	93,528	1.18
Financial	480,446	431,758	5.46
Total securities sold short	$ 1,300,348	$1,001,154	12.65 %

See Accompanying Notes to Statement of Financial Condition

1. *Nature of Operations and Summary of Significant Accounting Policies*

Delta Dividend Group, Inc. (the "Company") is a Delaware corporation formed on December 2, 1992 primarily to hold and trade preferred stock and corporate debt instruments for the purposes of realizing interest and dividend income and gains from the trading of these securities. The Company has been registered with the Securities and Exchange Commission (SEC) as a fully disclosed securities broker-dealer, and withdrew its registration as a broker-dealer effective March 11, 2008.

Critical to the Company's operations is its reliance on its clearing brokers for execution, clearing, financing and custodial services. The Company's cash and securities are held in accounts at the clearing brokers and are therefore afforded certain protection pursuant to Securities and Exchange Commission Rule 15c3-3 and related rules. However, inherent in the Company's reliance on its clearing brokers is the risk that the brokers would be unable to meet their obligations to the Company. Such an event may give rise to a delay in the Company's ability to access its cash and securities during which time it would be unable to trade its positions. Inability to trade may result in the Company sustaining losses on positions that management would have otherwise chosen to close and the Company may be unable to take advantage of other investment opportunities. In order to meet cash needs during such a time, the Company may be required to liquidate positions not held by the affected clearing broker, resulting in gains or losses that would not otherwise have been realized. The accompanying financial statement reflects no adjustments related to such risks and uncertainties.

Cash: The Company maintains its cash in bank deposit and money market accounts which, at times, may exceed federally insured limits. The Company also maintains its cash in money market accounts with clearing brokers which are not federally insured. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash.

Securities transactions: Securities owned and securities sold short are recorded on a trade date basis. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales prices on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the latest quoted bid prices, except for short positions, for which the last quoted ask prices are used. Securities that have limited market activity are valued by reference to bid quotes provided by the dealers in those securities.

Cash surrender value of life insurance: This comprises the cash surrender value of various life insurance policies (including keyman) owned by the Company and for which the Company is the beneficiary on two stockholders of the Company, including one who is an officer of the Company.

Income taxes: The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

1. ***Nature of Operations and Summary of Significant Accounting Policies (continued)***

Use of estimates: The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America that require that management make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. ***Receivable from and Payable to Broker-Dealers and Clearing Organizations***

Receivable from broker-dealers and clearing organizations represents amounts receivable for deposits for securities borrowed and amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits.

Payable to broker-dealers and clearing organizations represents amounts due to the Company's custodian broker and consists of margin borrowings collateralized by the Company's investment in securities. Interest is charged on the outstanding balance at a rate approximately equal to the average broker call rate.

3. ***Notes Payable - Stockholder***

As of December 31, 2007, the Company had $1,813,739 in outstanding notes payable to a stockholder and officer of the Company. The notes bear interest at 2.5% annually. They are unsecured and payable upon demand.

4. ***Capital Stock***

The capital stock of the Company is comprised of the following as of December 31, 2007:

Preferred Stock – Series A
$0.01 par value, 1,000 shares authorized, 600 shares issued and outstanding

Preferred Stock – Series B
$0.01 par value, 1,100 shares authorized, 0 shares issued and outstanding

Preferred Stock – Series C
$0.01 par value, 1,000 shares authorized, 0 shares issued and outstanding

Common Stock – Nonvoting
$0.01 par value, 250,000 shares authorized, 0 shares issued and outstanding

Common Stock – Voting
$0.01 par value, 1,000,000 shares authorized, 550,000 shares issued and outstanding

In the event of liquidation, the holders of preferred stock are entitled to receive a preference in the distribution of assets. The preference amount is $1,750 per share for Series A and B shares.

5. *Income Taxes*

Deferred tax liabilities relate primarily to the recognition of unrealized net market gains on securities owned and securities sold short for financial statement purposes versus recognition of gains and losses for tax purposes.

Deferred tax liabilities at December 31, 2007 consist of the following:

Deferred tax liabilities	
Federal	$ 869,600
State	224,660
Total	$ 1,094,260

6. *Financial Instruments with Off-Balance Sheet Risk*

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date (sold short). The Company has recorded these obligations at fair value at December 31, 2007 and will incur a loss if the market value of the securities increases subsequent to December 31, 2007. Securities owned totaling $4,978,145 are pledged as collateral against securities sold short and payable to broker-dealers and clearing organizations.

7. *Employee Profit Sharing Plan*

The Company maintains an employee profit sharing plan covering all of its eligible employees. The Company contributes to the plan at the discretion of management.

8. *Related Party Transactions*

The Company is primarily managed by its largest stockholder and his wife who act as the officers of the Company.

During 2007, the Company sold 2 shares of Auction Pass Through Trust Class A to the largest stockholder for $225,000 per share.

9. *Financial Highlights*

Ratio of total expenses to average stockholders' equity	(11.14%)
Total return	2.23%

Financial highlights are computed on the basis of average stockholders' equity taken as a whole. An individual stockholder's expense ratios and total return statistics may vary from these based on the timing of capital transactions.

10. ***Net Capital Requirements***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $4,900,642, which was $4,773,670 in excess of its required net capital of $126,972. The Company's aggregate indebtedness to net capital ratio was 0.39 to 1.